UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN
Date: June 28, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

INDEX

Page
Tribune Company Savings Incentive Plan	2

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	5
Notes to Financial Statements	6-11
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	12

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Tribune Company Savings Incentive Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tribune Company Savings Incentive Plan (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 4 to the financial statements, the assets of the Tribune Company Employee Stock Ownership Plan were merged into this Plan effective December 31, 2003. In addition, certain assets of the Times Mirror Savings Plus Plan were transferred into this Plan effective December 31, 2003.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 23, 2004

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:

Investments, at fair value	$1,417,717,082	$448,086,418

Receivables:
Contributions from participants	1,098,570	953,301
Contributions from Tribune Company	800,491	131,801
Due from Times Mirror Savings Plus Plan	9,303,877	–

Total receivables	11,202,938	1,085,102

Net assets available for benefits	$1,428,920,020	$449,171,520

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 30,884,368
Tribune Company	4,408,242

Total contributions	35,292,610

Investment income:
Interest and dividends	8,442,042
Net appreciation in fair value of investments	70,249,906

Net investment income	78,691,948

Net transfer of assets	902,920,838

Total additions	1,016,905,396

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(36,443,637)
Administrative fees	(713,259)

Total deductions	(37,156,896)

Net increase in net assets available for benefits	979,748,500

Net assets available for benefits:
Beginning of year	449,171,520

End of year	$1,428,920,020

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Company Savings Incentive Plan (the “Plan” or “SIP”) is provided for general information purposes. Effective January 1, 2004, the name of the Plan was changed to the Tribune Company 401(k) Savings Plan. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective April 1, 1985, by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers eligible salaried and hourly employees of the Company and participating subsidiaries. Separate benefit accounts are maintained for each participant.

Effective December 31, 2003, the Tribune Company Employee Stock Ownership Plan was merged with and continued in the form of the Plan (see Note 4).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Employees of the Company and participating subsidiaries are generally eligible to participate if they are 21 years of age, except for employees covered by collective bargaining agreements which do not provide for their participation in the Plan.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody and management of the Plan’s assets.

Contributions

Participants may elect to make before-tax (“salary reduction”) contributions of 1% to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers seven investment alternatives (six mutual funds and the Tribune Company Stock Fund). After the first full year of service, the Company makes a contribution to the Plan in an amount equal to 25% of the first 4% of a participant’s before-tax contributions for that period. The Company contribution is allocated according to the participants’ investment elections.

Effective January 1, 2004, participants may elect to make before-tax (“salary reduction”) contributions of 1% to 100% of their eligible compensation, subject to limitations under the Internal Revenue Code (“IRC”), and the Company contribution was increased to 4% of each employee’s eligible compensation without regard to the contributions made by the employee. In addition, the Plan currently offers ten investment alternatives, although no additional monies may be invested in the Cox Communications, Inc. Class A Common Stock Fund. ESOP shares are held in a separate investment fund in the Plan. The Company may, at its discretion, contribute an additional amount to the Plan on an annual basis.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s contributions be invested in the Tribune Company Stock Fund. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their accounts, including the Company contributions.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their salary reduction contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. A participant may make only one hardship withdrawal during any Plan year. Participants who make hardship withdrawals will cease to be eligible to make salary reduction contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Participants whose employment terminates due to retirement, disability or death may elect to receive their account balances in substantially equal installments over a fixed period, in lieu of a single sum distribution. Distributions are made in cash, except that participants may elect to receive the portion invested in the Tribune Company Stock Fund in whole shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts a minimum of $1,000 ($500 effective January 1, 2004) up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. Effective January 1, 2004, participants are eligible for a second loan, including a loan related to the purchase of a principal residence. Loan terms range from five to thirty years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor.

Administrative fees

Administrative fees of $713,259 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Tribune Company Common Stock; 17,015,054 shares
and 0 shares, respectively	$877,976,786	$ –
Vanguard Institutional Index Fund; 1,467,580 units
and 1,406,885 units, respectively	149,370,341	113,183,889
Tribune Company Stock Fund; 4,367,494 units
and 4,693,963 units, respectively	135,698,051	128,708,467
Vanguard Prime Money Market Fund Institutional Shares;
88,072,544 units and 80,058,882 units, respectively	88,072,544	80,058,882
Vanguard Wellington Admiral Fund; 1,531,416 units
and 1,442,673 units, respectively	76,203,267	61,212,608
Vanguard Total Bond Market Index Fund; 2,510,892 units
and 2,483,102 units, respectively	25,887,299	25,774,596

During 2003, the Plan’s investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $70,249,906 as follows:

Mutual funds	$53,368,279
Tribune Company Stock Fund	16,881,627

Net appreciation in fair value of investments	$70,249,906

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

Effective as of the close of business on December 31, 2003, the Tribune Company Employee Stock Ownership (“ESOP”) was merged with and continued in the form of the Plan. Included in the net transfer of assets is $878,423,773 related to the merger. Prior to the merger, the Northern Trust Company was trustee of the Tribune Company ESOP.

Participants transferred assets of $15,284,363 from their Tribune Company ESOP account balances into the Plan during 2003. In addition, $9,303,877 was transferred from the Times Mirror Savings Plus Plan. These transfers are reflected in the net transfer of assets balance in the Statement of Changes in Net Assets Available for Benefits.

NOTE 5 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated August 22, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per
the financial statements	$ 1,428,920,020	$ 449,171,520
Amounts allocated to withdrawing participants	(2,307,295)	(163,487)

Net assets available for benefits per the Form 5500	$ 1,426,612,725	$ 449,008,033

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to the Form 5500:

Benefits paid to participants per
the financial statements	$ 36,443,637
Add: Amounts allocated to withdrawing
participants at December 31, 2003	2,307,295
Less: Amounts allocated to withdrawing
participants at December 31, 2002	(163,487)

Benefits paid to participants per the Form 5500	$ 38,587,445

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

TRIBUNE COMPANY SAVINGS INCENTIVE PLAN
EIN: 36-1880355 PLAN NUMBER: 003
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

	Identity of Issuer or Borrower	Description	Market Value

*	Tribune Company Common Stock	Common Stock	$ 877,976,786
*	Vanguard Institutional Index Fund	Registered Investment Company	149,370,341
*	Tribune Company Stock Fund	Stock Fund	135,698,051
*	Vanguard Prime Money Market Fund Institutional Shares	Money Market Fund	88,072,544
*	Vanguard Wellington Admiral Fund	Registered Investment Company	76,203,267
*	Vanguard Explorer Fund	Registered Investment Company	29,925,622
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	25,887,299
	Fidelity Diversified International Fund	Registered Investment Company	19,827,386
*	Vanguard Prime Money Market Fund	Money Market Fund	3,238,472
*	Northern Trust Collective Trust Fund	Money Market Fund	446,987
*	Vanguard International Growth Fund	Registered Investment Company	63
*	Participant loans	Loans to participants (maturities range from 1 to 6 years, interest rates range from 4.0% to 14.21%)	11,070,264

	Total Assets (Held at End of Year)		$1,417,717,082

	* Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-90727, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70684, 333-70686, 333-70690, 333-70692 and 333-70696) of Tribune Company of our report dated June 23, 2004 relating to the financial statements and supplemental schedule of the Tribune Company Savings Incentive Plan, which appears in this Form 11-K.

/s/  PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 25, 2004